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October 1, 2000

Mr. Robert D. Rock
Senior Vice President
New York Life Insurance and Annuity Corporation
51 Madison Avenue
New York, NY 10010

Dear Mr. Rock:

     This letter sets forth the agreement between New York Life Insurance and Annuity Corporation (the "Company"), and Janus Capital Corporation, (the "Adviser") concerning certain administrative services. It amends and supercedes the letter agreement dated June 19, 1996.

1. Administrative Services and Expenses. Administrative services for the separate accounts of the Company (the "Accounts") which invest in one or more portfolios (collectively, the "Portfolios") of Janus Aspen Series (the "Trust") pursuant to the Participation Agreement between the Company and the Trust dated June 20, 1996 (the "Participation Agreement"), and for purchasers of variable annuity or life insurance contracts (the "Contracts") issued through the Accounts are the responsibility of the Company. Administrative services for the Portfolios, in which the Accounts invest, and for purchasers of shares of the Portfolios, are the responsibility of the Trust. These administrative services the Company intends to provide to the Trust and its Portfolios are set forth in Schedule A attached to this letter agreement, which may be amended from time to time.

2. Service Fee. In consideration of the anticipated administrative expense savings resulting to the Trust from the Company's services, the Adviser agrees to pay the Company a fee ("Service Fee"), computed daily and paid
     monthly, equal to          applied to the average daily net asset value of
     the shares of the Portfolios held in the Accounts, commencing with the month in which the average aggregate net asset value of investments by the
     Accounts reaches $50 million, increasing to        on average daily net
     assets over $1.25 billion. The Service Fee will be correspondingly suspended if the average aggregate net asset value of such investments drops below $50 million in any month.

     The Adviser will increase this Service Fee to a rate identical to the rate of any higher Service Fee paid to any insurance company at the level of assets attained by such insurance company at the time said rate went into effect (1) whose separate accounts invest in the Portfolios, (2) who offer variable annuity or life insurance contracts materially comparable to the Contracts and (3) who have agreed to provide services that are similar to the services listed on Schedule A to the Trust.

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     As soon as practicable after the end of each month, the Company will send the Adviser, at the address and in the manner set forth in the Participation Agreement, a statement of the average daily net asset value for the preceding month of shares of the Portfolios as to which the fee stated in this Paragraph 2 is calculated, together with a statement of the amount of such fee. In the calculation of such fee, the Company records will govern unless an error can be shown in the calculation or the number of shares or net asset value used in such calculation.

     The Adviser will pay the Company such fee within thirty (30) days after Adviser's receipt of such statement. Such payment will be by wire transfer unless the amount thereof is less than $500. Wire transfers will be sent to the account and in the manner specified by the Company. Such wire transfer will be separate from wire transfers of redemption proceeds and distributions. Amounts less than $500 may be paid by check or by another method acceptable to the parties.

     For purposes of this Paragraph 2, the average daily net asset value of the shares of the Portfolios will be based on the net asset values reported by such Portfolios to the Company. In the event there is an error in the net asset value for shares of a Portfolio on any day, the Adviser will use its best efforts to correct the net asset value as soon as practicable and to report the corrected net asset value to the Company as soon as it is available. The fee stated in this Paragraph 2 will be based on the corrected net asset value.

3. Nature of Payments. The parties to this letter agreement recognize and agree that the Adviser's payments to the Company relate to administrative services for the Portfolios. Such payments do not constitute payment in any manner for administrative services provided by the Company to the Accounts or to the Contracts, for investment advisory services or for costs of distribution of Contracts or of shares of the Portfolios, and that these payments are not otherwise related to investment advisory or distribution services or expenses.

4.   Representations and Warranties.

     a. The Adviser represents and warrants that in the event the Trustees of the Trust approve the payment of all or any portion of the Service Fee by the Trust, the Trust will calculate in the same manner the Service Fee to all insurance companies that have entered into Service Fee arrangements with the Adviser and/or the Trust (the "Participating Insurance Companies").

     b. The Company represents and warrants that: (1) it and its employees and agents meet the requirements of applicable law, including but not limited to federal and state securities law and state insurance law, for the performance of services contemplated herein; and (2) it will not purchase shares of the Portfolios with Account assets derived from tax-qualified retirement plans except indirectly,
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        through Contracts purchased in connection with such plans and that the
        Service Fee does not include any payment to the Company that is prohibited under the Employee Retirement Income Securities Act of 1974 ("ERISA") with respect to any assets of a Contract owner invested in a Contract using the Portfolios as investment vehicles.

    c. The Company represents, warrants and agrees that: (1) the payment of the Service Fee by the Adviser is designed to reimburse the Company for providing administrative services to the Trust that the Trust would customarily provide and does not represent reimbursement to the Company for providing administrative services to the Contract or Account as described in Section 26 of the Investment Company Act of 1940 (the "1940 Act") and the rules and regulations thereunder; (2) no portion of the Service Fee will be rebated by the Company to any Contract owner; and
        (3) the Company will disclose to each Contract owner the existence of the Service Fee received by the Company pursuant to this letter agreement in a form consistent with the requirements of applicable law and will disclose the amount of the Service Fee, if any, that is paid by the Trust as required by applicable law.

5.  Indemnification

    a. The Company agrees to indemnify and hold harmless the Adviser and its directors, officers, and employees from any and all loss, liability and expense resulting from any negligence or willful wrongful act of the Company in performing its services under this letter agreement, from the inaccuracy or breach of any representation made in this letter agreement, or from a breach of a material provision of this letter agreement, except to the extent such loss, liability or expense is the result of the Adviser's misfeasance, bad faith or negligence in the performance of its duties.

    b. The Adviser agrees to indemnify and hold harmless the Company and its directors, officers, agents and employees from any and all loss, liability and expense resulting from any negligence or willful wrongful act of the Adviser in performing its services under this letter agreement, from the inaccuracy or breach of any representation made in this letter agreement, or from a breach of a material provision of this letter agreement, except to the extent such loss, liability or expense is the result of the Company's misfeasance, bad faith or negligence in the performance of its duties.

6. Term. This letter agreement will remain in full force and effect for so long as assets of the Portfolios are attributable to amounts invested by the Company, unless terminated in accordance with Paragraph 7 of this letter agreement.
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 7.  Termination.

     a. Either party may terminate this letter agreement, without penalty, on sixty (60) days' written notice to the other party.

     b. This letter agreement will terminate at the option of either party in the event of the termination of the Participation Agreement.

     c. This letter agreement will terminate immediately upon the determination of either party, with the advice of counsel, that the payment of the Service Fee is in conflict with applicable law.

     d. In the event of termination of this letter agreement pursuant to paragraphs a or b herein, the Adviser will continue to pay the Service Fee for one year from the effective date of termination, provided the Company continues to provide the administrative services set forth in Schedule A.

 8. Amendment. This letter agreement may be amended only upon mutual agreement of the parties hereto in writing.

 9. Confidentiality. The terms of this letter agreement will be treated as confidential and will not be disclosed to the public or any outside party except with each party's prior written consent, as required by law or judicial process or as provided in paragraph 4c herein.

10. Assignment. This letter agreement may not be assigned (as that term is defined in the 1940 Act) by either party without the prior written approval of the other party, which approval will not be unreasonably withheld, except that the Adviser may assign its obligations under this letter agreement, including the payment of all or any portion of the Service Fee, to the Trust upon sixty (60) days' written notice to the Company.

11. Governing Law. This letter agreement will be construed and the provisions hereof interpreted under and in accordance with the laws of the State of Colorado.

12. Counterparts. This letter agreement may be executed in counterparts, each of which will be deemed an original but all of which will together constitute one and the same instrument.



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If this letter agreement is consistent with your understanding of the matters we discussed concerning administrative expense payments, kindly sign below and return a signed copy to us.


Very truly yours,


JANUS CAPITAL CORPORATION


By: /s/ David W. Agostine
    ----------------------------------------------

Name: David W. Agostine

Title: Vice President of Institutional Services


NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION


By: /s/ Robert D. Rock
    ---------------------------------------------

Name: Robert D. Rock

Title: Senior Vice President



Attachment: Schedule A
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                                   SCHEDULE A

Pursuant to the letter agreement to which this Schedule is attached, the Company will perform administrative services including, but not limited to, the following:

     1. Print and mail to Contract owners copies of the Portfolios' prospectuses, proxy materials, periodic fund reports to shareholders and other materials that the Trust is required by law or otherwise to provide to its shareholders.

     2. Provide Contract owner services including, but not limited to, trained representatives to respond to inquiries related to the Portfolios (not including information about performance or related to sales) and communicating with Contract owners about Portfolio (and subaccount) performance.

     3. Provide other administrative support for the Trust as mutually agreed to by the Company and the Adviser and relieve the Trust of other usual or incidental administrative services provided to individual Contract owners.